SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                         Notification of Late Filing

                       ULTRADATA SYSTEMS, INCORPORATED

                       Commission File Number 0-25380
                                              -------
(Check one)
    X  Form 10-K and Form 10-KSB     Form 11-K      Form 20-F
   ___
       Form 10-Q and Form 10-QSB     Form N-SAR

       For the period ended December 31, 1999


       Transition Report on Form 10-K and Form 10-KSB
       Transition Report on Form 20-F
       Transition Report on Form 11-K
       Transition Report on Form 10-Q and Form 10-QSB
       Transition Report on Form N-SAR

       For the transition period ended _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                  PART I

                           REGISTRANT INFORMATION

  Full name of Registrant       ULTRADATA SYSTEMS, INCORPORATED
                                -------------------------------

  Former name, if applicable
                                -------------------------------

           9375 Dielman Industrial Drive, St. Louis, MO  63132
           ---------------------------------------------------
                   Address of principal executive office

                                 PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate)   X
                                                           ---

  (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                PART III

                               NARRATIVE

Ultradata Systems, Incorporated is unable to file its annual report on Form 10-KSB within the prescribed time because it has not received the audited 1999 financial statements of Talon Research & Development Properties, Ltd., the New Zealand corporation of which it owns approximately 25%.

                                PART IV

                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                  Monte Ross       (314) 997-2250
                  -------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed. Yes  X    No
                                                               ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                   Yes  X    No
                                                               ---
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The earnings statements for 1999 are expected to show the following changes in results of operations compared to 1998:

                                        1999               1998
                                     -----------         ---------

          Net Sales                $   5,566,626         $ 7,234,075
          Gross Profit                 2,368,967           3,061,874
          Operating Loss              (1,817,989)         (3,304,504)




                      ULTRADATA SYSTEMS, INCORPORATED
              ______________________________________________
              Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2000            By: /s/ Monte Ross
                                 __________________________
                                 President and CEO



                                                       March 30, 2000


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Ultradata Systems, Incorporated (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that is is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1999 because our Firm has not yet completed our audit of the Registrant for the year ended December 31, 1999 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we are currently waiting for informational verifications from third parties which are essential for us to complete our audit and, as a result, have not had the ability to complete the auditing procedures which we consider necessary in the circumstances.


                                           Very truly yours,

                                           /s/ BDO Seidman, LLP
                                           ---------------------
                                               BDO Seidman, LLP